

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

June 21, 2010

Melvin C. Payne
Chief Executive Officer
Carriage Services, Inc.
3040 Post Oak Blvd., Suite 300
Houston, Texas 77056

> **Re: Carriage Services, Inc.**
> **Form 10-K for the Year ended December 31, 2009**
> **Filed March 5, 2010**
> **File No. 001-11961**

Dear Mr. Payne:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director